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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel richard.truesdell@davispolk.com

October 13, 2020

Re:	Sunshine Silver Mining & Refining Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed October 6, 2020 File No. 333-249224

Mr. Kevin Dougherty

Ms. Lauren Nguyen

Mr. George K. Schuler

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Dougherty, Ms. Nguyen and Mr. Schuler,

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 9, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement in Amendment No. 3 to the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 66

1.	We note your response to prior comment 6 and see that you have added disclosure to state that the increase in other expense "principally consisted of our pro rata share of the LGJV's net loss from operations of the Los Gatos Mine that commenced production on September 1, 2019." Although your disclosure now states that the LGJV commenced production on September in 2019, it does not explain or identify the underlying factors that contributed to the losses experienced by the venture. Given the significance of the LGJV to your overall operations and the amount of loss sustained by the venture in the 6 month period ended June 30 2020, please expand your disclosure to provide further details about the underlying factors that contributed to the significant increase in your share of the LGJV's loss.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the revised Registration Statement.

*****

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	2	October 13, 2020

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:	Stephen Orr, Chief Executive Officer and Director
Roger Johnson, Chief Financial Officer
Adam Dubas, Chief Administrative Officer
Sunshine Silver Mining & Refining Corporation